Exhibit 99.1

Save Your Hard-Earned Dollars –
Points.com Offers Tips for “Rewarding” Summer Fun

TORONTO (June 4, 2009) – Points International Ltd. (TSX: PTS; OTCBB: PTSEF), the world's leading loyalty reward solutions provider and owner of Points.com, offers several ideal ways to “cash in” and get what you want or need by redeeming miles and points to add variety and amusement to your summer activities.

“With the economy putting the pinch on discretionary spending, it’s the perfect time for consumers to take advantage of the nearly 14 trillion unused points and miles which have been sitting idle in accounts for too long,” said Chris Barnard, president of Points International Ltd. “From getting concert tickets to camping gear and golf clubs, the sky is the limit on what can be redeemed for loyalty points these days.”

While redeeming for summer vacation plans is always an option, for those who are staying close to home this summer and trying to save a little extra money, loyalty program miles and points are the answer.  Go to Points.com, sign up for free, and maximize your fun at minimum cost with a number of different products and services to enjoy summertime on the cheap:

  Treat dad to something special. This year, the first day of summer is also Father’s Day, so treat dad to dinner at his favorite restaurant. Turn rewards into gift cards that can be used at eateries including Black Angus Steakhouse, Red Lobster or Dave and Buster’s—where dad can enjoy billiards and videogames along with dinner and drinks.

  Make a rainy day a fun day. If the weather puts a damper on your spirits, cash in some loyalty points for a rainy day in the house with Blockbuster® movie rentals or head in from the heat to see some of this summer’s biggest blockbusters at AMC Theatres. You can also load up on new music by purchasing music or movies through iTunes.

  Spruce up the house—inside and out. If spring came and went before you had the chance to do some housecleaning, consider taking advantage of a nice Saturday to make repairs after redeeming miles and points for gift certificates from leading home improvement stores such as Lowe’s® or Home Depot®.

  Throw a Fourth of July or Canada Day barbecue. Once your pad is ready for guests, stock up on everything you need to host a party to celebrate. From a new barbecue grill at Sears to a set of outdoor speakers from Best Buy to broadcast party tunes for all your guests.

  Hit the outdoors. If you’re in the mood for a summer outing, use your miles and points to pack up the car with all you need from specialty retailers including Dick’s, Eddie Bauer® or Bass Pro Shops.

  Take in a concert or game. Summer concert series abound with acts from U2 to Jonas Brothers to Kenny Chesney touring this summer.  Baseball season kicks in to high gear with the new Yankee Stadium, Citi Field, Nationals Park and Busch Stadium opening in the past few years.  Show your loyalty with gift certificates from TicketsNow.com.

Points.com offers tips for summer spending by redeeming rewards, page 2

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management Web site which was recently named one of the 30 Best Travel Sites by Kiplinger’s. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways Executive Club, Wyndham Rewards®, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit http://www.points.com.

# # #

For more information about these tips or to interview Chris Barnard, contact:

Media relations:

Jordan Fischler
Allison & Partners
T. 646-428-0604; E. points@allisonpr.com

Investor relations:

Alex Wellins
The Blueshirt Group
T. 415-217-7722

Brinlea Johnson
The Blueshirt Group
T. 212-551-1453